November 8, 2022

VIA EDGAR

Office of Life Sciences
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. Tyler Howes
Ms. Christine Westbrook

Re: Acceleration Request of Yumanity Therapeutics, Inc.
Registration Statement on Form S-4, as amended
Originally filed on August 29, 2022 (File No. 333-267127)

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Yumanity Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 10, 2022, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

The Company respectfully requests that you notify John T. Haggerty of Goodwin Procter LLP of such effectiveness by telephone at (617) 570-1526.

If you have any questions regarding this request, please contact Mr. Haggerty at the number above.

Very truly yours, YUMANITY THERAPEUTICS, INC.

/s/ Richard Peters
Richard Peters
President and Chief Executive Officer

cc:
Michael Wyzga, Chief Financial Officer, Yumanity Therapeutics, Inc.
Devin Smith, Senior Vice President and General Counsel, Yumanity Therapeutics, Inc.
John T. Haggerty, Goodwin Procter LLP
Jean A. Lee, Goodwin Procter LLP